SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. __)

                            Portland Brewing Company
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   736 420 100
                                 --------------
                                 (CUSIP Number)

                                 With a copy to:

                              Sherrill A. Corbett, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 221-1440
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                January 31, 2000
                      -------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

                              CUSIP No. 736 420 100
                                        -----------

1.       Names of Reporting Persons; S.S. or I.R.S. Identification No. of Above
         Persons

         Saxer Brewing Company      EIN #93-1058249

2.       Check the appropriate box if a member of a group (see instructions)

         (a) / /
         (b) /X/

3.       SEC USE ONLY

         ----------------------------------

4.       Source of Funds (see instructions)

                          00
         ----------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or place of organization

                        Oregon
         ----------------------------------


                       7.    Sole Voting Power                           900,000
Number of Shares
Beneficially           8.    Shared Voting Power                               0
Owned by Each
Reporting Person       9.    Sole Dispositive Power                            0
With
                       10.   Shared Dispositive Power                          0

11.      Aggregate amount beneficially owned by each reporting person

             900,000 Shares of Common Stock

12. Check box if the aggregate amount in row (11) excludes certain shares (see instructions)

         / /

13.      Percent of class represented by amount in row (11)

                          18%

14.      Type of Reporting Person

                          CO

Item 1.  Security and Issuer (see instructions)
-------  --------------------------------------

          This statement relates to the Common Stock, no par value ("Common Stock") of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2.  Identity and Background (see instructions)
-------  ------------------------------------------

          Saxer Brewing Company ("Saxer") is an Oregon corporation with its principal office located at 5875 SW Lakeview Boulevard, Lake Oswego, Oregon 97035. Saxer's principal business is manufacturing and distributing beer. Steven C. Goebel, 5875 SW Lakeview Boulevard, Lake Oswego, Oregon 97035 (business address), is a director and the President of Saxer. Elizabeth M. Goebel, 5875 SW Lakeview Boulevard, Lake Oswego, Oregon 97035 (business address), is a director and Vice President and Treasurer of Saxer. Larry Gilbert is a director of Saxer and the President of Exhibit Merchandising, Inc., d/b/a the Event Network, a company providing themed retail solutions, 1010 Turquoise Street, Suite 200, San Diego, California 92109 (business address). Kerry S. Gilbert, is Chairman of the Board and Secretary of Saxer and the President of Gilbert Bros. Real Estate Services, Inc., a real estate brokerage and development company, 1822 SW Madison, Portland, Oregon 97205 (business address). Each of Steven C. Goebel, Elizabeth
          M. Goebel, Larry Gilbert and Kerry Gilbert are citizens of the United States of America.

          No Reporting Person or other person identified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration (see instructions)
-------  ---------------------------------------------------------------------

          The acquisition of Common Stock to which this statement relates was made in connection with a sale of assets of Saxer to the Company for which the Common Stock was valued at $486,000.

Item 4.  Purpose of Transaction (see instructions)
-------  -----------------------------------------

          The Common Stock to which this statement relates was acquired in connection with the disposition of assets by Saxer to the Company in connection with a strategic business combination between the two companies and for investment purposes. There are no current plans or proposals which would relate to or result in any transaction described in items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interests in Securities of Issuer (see instructions)
-------  ----------------------------------------------------

          (a) Saxer Brewing owns 900,000 shares of Common Stock of the Company representing 18% of the outstanding Common Stock of the Company.

          (b) Saxer has the sole power to vote and the sole power to dispose of the 900,000 shares of Common Stock.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with respect to
-------  -----------------------------------------------------------------------
         Securities of the Issuer (see instructions)
         -------------------------------------------

          Certain shareholders of the Company have entered into a letter agreement whereby such shareholders have agreed to vote their shares of the Company's stock for Mr. Goebel (the President of Saxer) as a director of the Company at each annual shareholder's meeting and any special shareholders meeting at which directors are elected from January 31, 2000 until January 31, 2003.

Item 7.  Material to be Filed as Exhibits (see instructions)
-------  ---------------------------------------------------

         Voting Letter Agreement dated January 31, 2000.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 8, 2000                        /s/ Steven C. Goebel
DATED:  ________________________                ________________________________
                                                Signature

                                                Steven C. Goebel,
                                                President of Saxer
                                                Brewing Company
                                                ________________________________
                                                Name/Title